Exhibit

Exhibit	Description

99.1 99.2	Notice for creditors based on the merger Important Resolutions from UMC’s 2009 Annual General Meeting

99.3	The Company’s re-election of directors and supervisors at 2009 Annual General Shareholders’ Meeting

Exhibit 99.1

Notice for creditors based on the merger

1.Date of occurrence of the event: 2009/06/10

2.Company name: United Microdisplay Oprtonics Corp.

3.Relationship to the Company (please enter “head office” or “affiliate company”): head office

4.Reciprocal shareholding ratios: N/A

5.Cause of occurrence:

(1)	This Notice is given in accordance with Articles 319 and 73 of the ROC Company Act and Article 23 of the Business Mergers and Acquisitions Law.

(2)	United Microelectronics Corporation (“the Company”), with approval by its shareholders in the shareholders meeting on June 10, 2009, has agreed to merger with Infoshine Technology Limited (“Infoshine”, the holding company of He Jian Technology (Suzhou) Co., Ltd.) (the “Merger”). The Company shall be the surviving corporation and Infoshine shall cease its corporate existence. Upon the record date of the Merger, all the assets and liabilities of Infoshine, along with its rights and obligations, shall be assumed by the Company in accordance with applicable laws. If you have any objection against the Merger, you shall raise such objection in writing with the evidence of creditor during the period between June 11, 2009 and July 15, 2009 by a registered mail or by personal delivery to the Company. Address: No. 3, Li-Hsin Rd. II, Hsinchu Science Park, Taiwan 300, ROC

(3)	The Merger shall only commence after the approvals obtained from all related government authorities.

6.Countermeasures: none

7.Any other matters that need to be specified: none

Exhibit 99.2

Important Resolutions from UMC’s 2009 Annual General Meeting

1.Date of the shareholders’ meeting: 2009/06/10

2.Important resolutions:

(1)	Approved the 2008 business report and financial statements

(2)	Approved the 2008 profit and loss appropriation chart

(3)	Approved to amend the Company’s “Loan Procedure”

(4)	Approved to amend the Company’s “Endorsements and Guarantees Procedure”

(5)	Approved to amend the Company’s “Financial Derivatives Transaction

(6)	Approved to amend the Company’s “Acquisition or Disposal of Assets Procedure”

(7)	Approved the acquisition of total shares of He Jian Technology (Suzhou) Co., Ltd. through merging with the holding companies

(8)	Approved the new share issuance for merging with the holding companies of He Jian Technology (Suzhou) Co., Ltd.

(9)	Re-elect the Company’s 11th term of directors

3.Endorsement of the annual financial statements (indicate “yes” or “no”): yes

4.Any other matters that need to be specified: none

Exhibit 99.3

The Company’s re-election of directors and supervisors at 2009 Annual General Shareholders’ Meeting

1.Date of occurrence of the change: 2009/06/10

2.Name and resume of the replaced person:

Directors:

Chun-Yen Chang

Foreign Associate, National Academy of Engineering, U.S.A.

Chung Laung Liu

Academician, Academia Sinica

Paul S. C. Hsu

Chair Professor of Management, Yuan-Ze University

Hsun Chieh Investment Co., Ltd. Representative: Stan Hung

Chairman, UMC

Hsun Chieh Investment Co., Ltd. Representative: Wen-Yang Chen

Senior Vice President, UMC

Hsun Chieh Investment Co., Ltd. Representative: Po-Wen Yen

Senior Vice President, UMC

Hsun Chieh Investment Co., Ltd. Representative: Henry Liu

Ex-Senior Vice President, UMC

Silicon Integrated Systems Corp.Representative: Shih-Wei Sun

CEO, UMC

Silicon Integrated Systems Corp.Representative: Chitung Liu

CEO, UMC

Supervisors:

Hsun Chieh Investment Co., Ltd. Representative: Tzyy-Jang Tseng

Chairman, Unimicron Technology Corp.

Silicon Integrated Systems Corp.Representative: Ta-Hsing Wang

Director, Pacific Online Limited.

Ting-Yu Lin

Chairman of Sunrox International Inc.

3.Name and resume of the replacement:

Directors:

Stan Hung

Chairman of UMC

Chun-Yen Chang

Foreign Associate, National Academy of Engineering, U.S.A.

Chung Laung Liu

Academician, Academia Sinica

Paul S.C. Hsu

Chair Professor of Management, Yuan-Ze University

Cheng-Li Huang

Associate Professor of Accounting, Tamkang University

Ting-Yu Lin

Chairman of Sunrox International Inc.

Silicon Integrated Systems Corp.Representative: Shih-Wen Sun

CEO, UMC

Hsun Chieh Investment Co. Representative: Wen-Yang Chen

Senior Vice President, UMC

Hsun Chieh Investment Co. Representative: Po-Wen Yen

Senior Vice President, UMC

4.Type of the change (please enter: “resignation”, “discharge”, “tenure expired” or “new appointment” ): tenure expired

5.Reason for the change: Re-election

6.Number of shares held by the new director or supervisor at the time of appointment:

Chun-Yen Chang: 0 share

Chung Laung Liu: 0 share

Paul S. C. Hsu: 0 share

Cheng-li Huang: 0 share

Ting-Yu Lin: 12,347,222 shares

Stan Hung: 8,041,452 shares

Hsun Chieh Investment Co., Ltd.: 441,371,000 shares

Silicon Integrated Systems Corp.: 315,380,424 shares

7.Original term (From        to       ): 2006/06/12~2009/06/09

8.Effective date of the new appointment: 2009/06/10

9.Rate of change of directors/supervisors of the same term: Re-election

10.Any other matters that need to be specified: none